(202) 274-2029	kweissman@luselaw.com

June 6, 2006

Transmittal Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4563

Washington, D.C. 20549

Re:	Seneca-Cayuga Bancorp, Inc. (Registration Number 333-132759)
Post-Effective Amendment No. 1 to Registration Statement on Form SB-2

Ladies and Gentlemen:

On behalf of Seneca-Cayuga Bancorp, Inc. (the “Registrant”) and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form SB-2 (the “Amended SB-2”).

As discussed with the staff, this filing is being made solely to add Exhibit 99.7 in order to address an error of the Registrant’s financial printer in which a small number of prospectuses may have been distributed without all of the necessary pages included therein. After review, the registrant has been able to identify only one misprinted prospectus although the printer has informed us that there could be as many as 50 such misprinted prospectuses.

If you have any questions regarding this letter or the enclosed, please do not hesitate to contact me at (202) 274-2029 or Eric Envall at (202) 274-2034.

Sincerely,

/s/ Kip A. Weissman
Kip A. Weissman

Mr. Christian Windsor

Securities and Exchange Commission

June 6, 2006

Enclosures

cc:	Christian Windsor, Securities and Exchange Commission
Timothy Geishecker, Securities and Exchange Commission
Menzo D. Case, Executive Vice President and Chief Financial Officer,

Seneca-Cayuga Bancorp, Inc.

David M. Flair, Partner, Beard Miller Company LLP
Lori Beresford, Esq.
Eric Envall, Esq.